Exhibit 2

2013

SECOND QUARTER RESULTS

Stock Listing Information

NYSE (ADS) Ticker: CX

Mexican Stock Exchange Ticker: CEMEXCPO Ratio of CEMEXCPO to CX =  10:1

Investor Relations

In the United States: + 1 877 7CX NYSE In Mexico: + 52 (81) 8888 4292 E Mail: ir@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS

	January - June				Second Quarter			
	2013	2012	% Var.	l-t-l % Var.*	2013	2012	% Var.	l-t-l % Var.*
Consolidated cement volume (thousand of metric tons)	31,677	32,932	(4%)		17,293	17,310	(0%)	
Consolidated ready-mix volume (thousand of cubic meters)	26,282	26,687	(2%)		14,470	14,231	2%	
Consolidated aggregates volume (thousand of metric tons)	76,203	74,796	2%		42,743	41,246	4%	
Net sales	7,322	7,373	(1%)	(1%)	4,006	3,861	4%	3%
Gross profit	2,189	2,107	4%	3%	1,280	1,160	10%	9%
Gross profit margin	29.9%	28.6%	1.3pp		32.0%	30.0%	2.0pp	
Operating earnings before other expenses, net	690	607	14%	15%	451	363	24%	24%
Operating earnings before other expenses, net margin	9.4%	8.2%	1.2pp		11.3%	9.4%	1.9pp	
Consolidated net income (loss)	(388)	(214)	(81%)		(123)	(180)	32%	
Controlling interest net income (loss)	(433)	(221)	(96%)		(152)	(187)	19%	
Operating EBITDA	1,251	1,273	(2%)	(1%)	730	702	4%	4%
Operating EBITDA margin	17.1%	17.3%	(0.2pp)		18.2%	18.2%	0.0pp	
Free cash flow after maintenance capital expenditures	(568)	(258)	(120%)		(86)	21	N/A	
Free cash flow	(603)	(318)	(90%)		(94)	(24)	(293%)	
Net debt plus perpetual notes	16,201	17,012	(5%)		16,201	17,012	(5%)	
Total debt	16,476	17,167	(4%)		16,476	17,167	(4%)	
Total debt plus perpetual notes	16,948	17,637	(4%)		16,948	17,637	(4%)	
Earnings (loss) per ADS	(0.36)	(0.18)	(98%)		(0.13)	(0.16)	20%	
Fully diluted earnings per ADS	(0.36)	(0.18)	(98%)		(0.13)	(0.16)	20%	
Average ADSs outstanding	1,167.8	1,157.0	1%		1,168.9	1,157.9	1%	
Employees	42,883	45,022	(5%)		42,883	45,022	(5%)	

In millions of US dollars, except percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions. Please refer to page 8 for end-of quarter CPO-equivalent units outstanding.

*Like-to-like ("l-t-l") percentage variations adjusted for investments/divestments and currency fluctuations.

[1]For 2013 and 2012, the effects on the denominator and numerator of potential dilutive shares generate anti-dilution; therefore, there is no change between the reported basic and diluted loss per share.

Consolidated net sales in the second quarter of 2013 increased to US$4.0 billion, representing an increase of 4% compared with the second quarter of 2012. Adjusting for the higher number of business days in our operations during the quarter, the increase in net sales was 2%. The increase in consolidated net sales was due to higher prices of our products in local currency terms in most of our regions, as well as higher volumes in the U.S., and our Mediterranean, South, Central America and the Caribbean and Asia regions.

Cost of sales as a percentage of net sales decreased by 2.0pp during the second quarter of 2013 compared to the same period last year. The decrease includes a reduction in workforce related to our cost reduction initiatives and lower electricity costs. **Operating expenses** as a percentage of net sales remained practically flat during the second quarter of 2013 compared with the same period last year.

Operating EBITDA increased by 4% to US$730 million during the second quarter of 2013 compared with the same period last year. Adjusting for the higher number of business days in our operations during the quarter, operating EBITDA increased by 2%. The increase was mainly due to higher contributions from the U.S., and the South, Central America and the Caribbean, and Asia regions. **Operating EBITDA margin** was 18.2%, remaining flat versus the second quarter of 2012.

Other expenses, net, for the quarter were US$106 million, which mainly included impairment of fixed assets, severance payments, and a loss in sales of fixed assets.

Gain (loss) on financial instruments for the quarter was a loss of US$52 million, resulting mainly from derivatives related to CEMEX shares.

Exchange gain (loss), net for the quarter was a gain of US$102 million, resulting mainly from the fluctuations of the euro and the Mexican peso versus the U.S. dollar.

Controlling interest net income (loss) was a loss of US$152 million in the second quarter of 2013 versus a loss of US$187 million in the same quarter of 2012. The smaller quarterly loss primarily reflects higher operating earnings before other expenses, net and the positive effect in foreign exchange fluctuations partially offset by a negative effect in other expenses, net, higher income taxes and a loss in financial instruments.

Total debt plus perpetual notes decreased by US$51 million during the quarter.

2013 Second Quarter Results Page 2

OPERATING RESULTS

Mexico

	January - June				Second Quarter			
	2013	2012	% Var.	l-t-l % Var.*	2013	2012	% Var.	l-t-l % Var.*
Net sales	1,627	1,670	(3%)	(7%)	847	833	2%	(5%)
Operating EBITDA	514	597	(14%)	(18%)	250	300	(17%)	(22%)
Operating EBITDA margin	31.6%	35.7%	(4.1pp)		29.6%	36.0%	(6.4pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(8%)	(7%)	(6%)	(3%)	4%	7%
Price (USD)	3%	5%	5%	8%	5%	8%
Price (local currency)	(2%)	(2%)	0%	0%	0%	1%

In our Mexican operations, domestic gray cement volumes decreased by 7% during the quarter versus the same period last year, while ready-mix volumes declined by 3% during the same period. During the first six months of the year, domestic gray cement volumes decreased by 8% while ready-mix volumes declined by 6% versus the comparable period a year ago.

Our volumes during the quarter were negatively impacted by the low levels of infrastructure spending reflecting the transition process of the new government and by the reduction in sales of bagged cement to social programs. Uncertainty surrounding the new national housing program and tight credit conditions affected the performance of the formal residential sector. The industrial-and-commercial sector continued showing positive performance during the same period.

United States

	January - June				Second Quarter			
	2013	2012	% Var.	l-t-l % Var.*	2013	2012	% Var.	l-t-l % Var.*
Net sales	1,604	1,480	8%	8%	868	795	9%	9%
Operating EBITDA	99	3	3724%	3724%	80	27	201%	201%
Operating EBITDA margin	6.2%	0.2%	6.0pp		9.2%	3.3%	5.9pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	3%	3%	11%	14%	12%	8%
Price (USD)	4%	4%	6%	5%	1%	3%
Price (local currency)	4%	4%	6%	5%	1%	3%

Domestic gray cement, ready-mix, and aggregates volumes for our operations in the United States increased by 3%, 14%, and 8%, respectively, during the second quarter of 2013 versus the same period last year. During the first six months of the year and on a year-over-year basis, domestic gray cement, ready-mix, and aggregates increased by 3%, 11% and 12%, respectively.

Sales volumes for the quarter reflect improved demand in most of our markets in spite of worse weather conditions. The residential sector continued to be the main driver of demand during the quarter and sustained by strong fundamentals such as record high affordability, low interest rates, improved credit availability and low levels of inventories. The industrial-and-commercial sector also contributed favorably to demand growth.

2013 Second Quarter Results Page 3

OPERATING RESULTS

Northern Europe

	January - June				Second Quarter			
	2013	2012	% Var.	l-t-l % Var.*	2013	2012	% Var.	l-t-l % Var.*
Net sales	1,846	1,978	(7%)	(6%)	1,088	1,100	(1%)	(2%)
Operating EBITDA	92	180	(49%)	(49%)	108	122	(11%)	(12%)
Operating EBITDA margin	5.0%	9.1%	(4.1pp)		9.9%	11.1%	(1.2pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(8%)	(4%)	(8%)	(4%)	(4%)	1%
Price (USD)	(1%)	0%	1%	3%	1%	2%
Price (local currency)	(0%)	(0%)	2%	2%	2%	2%

Our domestic gray cement volumes in the Northern Europe region decreased by 4% during the second quarter of 2013 and decreased by 8% during the first six months of the year versus the comparable period in 2012.

In the United Kingdom, domestic gray cement, ready-mix, and aggregates volumes increased, on a year-over-year basis, by 9%, 6%, and 2%, respectively, during the second quarter of 2013. For the first six months of the year our domestic gray cement volumes increased by 4%, ready-mix volumes increased by 1% and our aggregates volumes decreased by 3%, versus the comparable period in the previous year. Cement volumes during the quarter were driven by growth in the residential sector and, to a lesser extent, to a catch-up effect from the adverse weather conditions during the first quarter. Government policies to promote home ownership, including guarantees and interest-free loans as well as low interest rates for home acquisition positively impacted the residential sector.

In our operations in France, domestic ready-mix volumes decreased by 6% and our aggregates volumes increased by 2% during the second quarter of 2013 versus the comparable period last year. During the first six months of the year, ready-mix volumes decreased by 13% and aggregates volumes remained flat, on a year-over-year basis. Infrastructure activity continues to be supported by a number of ongoing highway and high-speed-railway projects that started during 2012. The year-over-year activity in the residential sector was affected by the reduction of government housing incentives and a less attractive buy-to-let program.

In Germany, our domestic gray cement volumes increased by 3% during the second quarter and decreased by 3% during the first six months of the year on a year-over-year basis. The increase in our cement volumes during the quarter was partially offset by unfavorable weather conditions including floods in East Germany and Bavaria. Low unemployment and mortgage rates, as well as the increase in wages and salaries benefited residential activity, which was the main driver of demand for our products.

Domestic gray cement volumes of our operations in Poland declined by 23% during the quarter and decreased by 28% during the first six months of the year versus the comparable periods in 2012. Construction activity during the quarter was affected by continued adverse weather conditions, especially in our markets. There was lower activity in the infrastructure sector on a year-over-year basis. In addition, the second quarter of 2012 is a high base of comparison due to the activity related to the Euro 2012 Championship.

2013 Second Quarter Results Page 4

OPERATING RESULTS

Mediterranean

	January - June				Second Quarter			
	2013	2012	% Var.	l-t-l % Var.*	2013	2012	% Var.	l-t-l % Var.*
Net sales	747	761	(2%)	1%	400	384	4%	7%
Operating EBITDA	168	193	(13%)	(7%)	94	96	(2%)	4%
Operating EBITDA margin	22.5%	25.4%	(2.9pp)		23.5%	25.0%	(1.5pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(4%)	5%	5%	8%	(2%)	1%
Price (USD)	(3%)	(2%)	4%	6%	8%	7%
Price (local currency)	6%	7%	2%	2%	5%	2%

Our domestic gray cement volumes in the Mediterranean region increased by 5% during the second quarter and decreased by 4% during the first six months of the year versus the same periods in 2012.

Domestic gray cement volumes for our operations in Spain decreased by 31% and our ready-mix volumes declined by 36% on a year-over-year basis during the quarter. For the first six months of the year, domestic gray cement volumes decreased by 32%, while ready-mix volumes declined by 34% compared with the same period in 2012. The decrease in volumes for building materials during the quarter reflects the adverse economic situation in the country. The continued fiscal austerity measures and spending cuts kept infrastructure activity at very low levels. In the residential sector, there has been a gradual reduction in home inventories.

In Egypt, our domestic gray cement volumes increased by 18% during the second quarter of 2013 and increased by 7% during the first six months of the year on a year-over-year basis driven mainly by the informal residential sector and supported by our alternative fuel strategy in the country.

South, Central America and the Caribbean

	January - June				Second Quarter			
	2013	2012	% Var.	l-t-l % Var.*	2013	2012	% Var.	l-t-l % Var.*
Net sales	1,059	1,054	1%	3%	561	529	6%	10%
Operating EBITDA	399	367	9%	11%	211	189	12%	15%
Operating EBITDA margin	37.7%	34.9%	2.8pp		37.6%	35.7%	1.9pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(1%)	7%	(5%)	(1%)	(1%)	6%
Price (USD)	1%	(0%)	5%	5%	1%	(1%)
Price (local currency)	4%	3%	8%	9%	4%	3%

Our domestic gray cement volumes in the region increased by 7% during the second quarter of 2013 and decreased by 1% during the first six months of the year versus the comparable periods last year.

Domestic gray cement, ready-mix, and aggregates volumes for our operations in Colombia increased by 3%, 8%, and 3%, respectively, during the second quarter versus the comparable period of last year. For the first six months of the year, our cement and aggregates volumes declined by 6% and by 1%, respectively, while our ready-mix volumes increased by 5% compared with the same period in 2012. During the quarter the residential sector was an important driver of demand for our products, mainly supported by the construction of the 100 thousand free-home program announced by the government. The industrial-and-commercial sector continued its favorable performance primarily in terms of warehouses and office buildings on the back of Colombia's recently signed trade agreements.

2013 Second Quarter Results Page 5

OPERATING RESULTS

Asia

	January - June				Second Quarter			
	2013	2012	% Var.	l-t-l % Var.*	2013	2012	% Var.	l-t-l % Var.*
Net sales	305	270	13%	10%	162	142	14%	13%
Operating EBITDA	62	42	49%	45%	38	30	29%	27%
Operating EBITDA margin	20.5%	15.6%	4.9pp		23.5%	20.9%	2.6pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	4%	6%	(1%)	8%	33%	20%
Price (USD)	12%	9%	3%	5%	14%	17%
Price (local currency)	9%	7%	3%	4%	13%	16%

Our domestic gray cement volumes in the region increased by 6% during the second quarter and increased by 4% during the first six months of 2013 on a year-over-year basis.

In the Philippines, our domestic gray cement volumes increased by 10% during the second quarter of 2013 and increased by 7% during the first six months of 2013 versus the comparable periods of last year.

The residential sector was the main driver of demand during the quarter supported by the increased activity from foreign buyers and favorable conditions, such as stable level of inflation and low mortgage rates, as well as healthy remittances inflows. The infrastructure and industrial-and-commercial sectors continue with their positive trend during the same period.

2013 Second Quarter Results Page 6

OPERATING EBITDA, FREE CASH FLOW AND DEBT-RELATED INFORMATION

Operating EBITDA and free cash flow

	January - June			Second Quarter		
	2013	2012	% Var	2013	2012	% Var
Operating earnings before other expenses, net	690	612	13%	451	368	23%
+ Depreciation and operating amortization	561	661		279	334	
Operating EBITDA	1,251	1,274	(2%)	730	702	4%
- Net financial expense	719	681		362	347	
- Maintenance capital expenditures	149	124		101	74	
- Change in working capital	538	462		207	164	
- Taxes paid	408	250		133	76	
- Other cash items (net)	5	15		14	21	
Free cash flow after maintenance capital expenditures	(568)	(258)	(120%)	(86)	21	N/A
- Strategic capital expenditures	35	60		8	45	
Free cash flow	(603)	(318)	(90%)	(94)	(24)	(293%)

In millions of US dollars, except percentages.

During the quarter, the decrease in the cash balance and the proceeds from our securitization programs were used mainly to meet the negative free cash flow, to reduce debt and to pay coupons on the perpetual notes.

Our debt during the quarter reflects a negative foreign-exchage conversion effect of US$13 million.

Information on debt and perpetual notes

	Second Quarter			First Quarter
	2013	2012	% Var	2013
Total debt [1]	16,476	17,167	(4%)	16,528
Short-term	3%	1%		3%
Long-term	97%	99%		97%
Perpetual notes	472	470	0%	471
Cash and cash equivalents	746	625	19%	817
Net debt plus perpetual notes	16,201	17,012	(5%)	16,182
Consolidated funded debt [2]/EBITDA [3]	5.54			5.58
Interest coverage [3] [4]	2.06			2.06

	Second Quarter	
	2013	2012
Currency denomination		
US dollar	85%	82%
Euro	13%	16%
Mexican peso	2%	2%
Other	0%	0%
Interest rate		
Fixed	70%	56%
Variable	30%	44%

In millions of US dollars, except percentages and ratios.

(1) Includes convertible notes and capital leases, in accordance with International Financial Reporting Standards (IFRS).
(2) Consolidated funded debt as of June 30, 2013 was US$14,355 million, in accordance with our contractual obligations under the Facilities Agreement.
(3) EBITDA calculated in accordance with IFRS.
(4) Interest expense calculated in accordance with our contractual obligations under the Facilities Agreement.

2013 Second Quarter Results Page 7

EQUITY-RELATED AND DERIVATIVE INSTRUMENTS INFORMATION

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	10,919,024,229
CPOs issued due to recapitalization of retained earnings	437,460,110
Less increase (decrease) in the number of CPOs held in subsidiaries	330,673
Stock-based compensation	11,335,495
End-of-quarter CPO-equivalent units outstanding	11,367,489,161

Outstanding units equal total CPOs issued by CEMEX less CPOs held in subsidiaries.
CEMEX has outstanding mandatory convertible notes which, upon conversion, will increase the number of CPOs outstanding by approximately 202 million, subject to antidilution adjustments.

Employee long-term compensation plans

As of June 30, 2013, executives had outstanding options on a total of 7,184,839 CPOs, with a weighted-average strike price of approximately US$1.46 per CPO (equivalent to US$14.57 per ADS). Starting in 2005, CEMEX began offering executives a restricted stock-ownership program. As of June 30, 2013, our executives held 33,489,364 restricted CPOs, representing 0.3% of our total CPOs outstanding as of such date.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

	Second Quarter		First Quarter
	2013	2012	2013
Notional amount of equity related derivatives (1)	2,410	2,774	2,426
Estimated aggregate fair market value (1) (2) (3)	320	(11)	375

In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation, but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX's exposure to the risks being hedged.

Note: *Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. As of June 30, 2013, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in its assets and liabilities resulting in a net asset of US$357 million, including a liability of US$33 million corresponding to an embedded derivative related to our Mandatory Convertible Notes, which according to our debt agreements, is presented net of the assets associated with the derivative instruments. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.*

(1) *Excludes an interest-rate swap related to our long-term energy contracts. As of June 30, 2013, the notional amount of this derivative was US$177 million, with a positive fair market value of approximately US$37 million.*

(2) *Net of cash collateral deposited under open positions. Cash collateral was US$10 million as of June 30, 2013.*

(3) *As required by IFRS, the estimated aggregate fair market value as of June 30, 2013 includes a liability of US$33 million relating to an embedded derivative in CEMEX's Mandatory Convertible Notes while the estimated aggregate fair market value as of June 30, 2012 includes a liability of US$142 million, related to an embedded derivative in CEMEX's Optional Convertible Subordinated Notes. For more information please refer to page 17 "Change in the Parent Company's functional currency."*

2013 Second Quarter Results Page 8

OPERATING RESULTS

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. Dollars, except per ADS amounts)

	January - June				Second Quarter			
INCOME STATEMENT	2013	2012	% Var.	like-to-like % Var.*	2013	2012	% Var.	like-to-like % Var.*
Net sales	7,322,113	7,373,122	(1%)	(1%)	4,005,579	3,861,364	4%	3%
Cost of sales	(5,133,572)	(5,265,975)	3%		(2,725,212)	(2,701,135)	(1%)	
Gross profit	2,188,541	2,107,147	4%	3%	1,280,367	1,160,229	10%	9%
Operating expenses	(1,498,359)	(1,500,621)	0%		(829,310)	(797,107)	(4%)	
Operating earnings before other expenses, net	690,181	606,526	14%	15%	451,057	363,122	24%	24%
Other expenses, net	(125,137)	(27,764)	(351%)		(105,533)	(10,611)	(895%)	
Operating earnings	565,045	578,761	(2%)		345,521	352,510	(2%)	
Financial expense	(731,339)	(694,734)	(5%)		(363,060)	(351,493)	(3%)	
Other financial income (expense), net	44,805	33,187	35%		41,870	(138,581)	N/A	
Financial income	16,479	23,798	(31%)		8,575	9,614	(11%)	
Results from financial instruments, net	71,378	12,135	488%		(51,530)	(15,883)	(224%)	
Foreign exchange results	(16,254)	24,567	N/A		101,536	(118,139)	N/A	
Effects of net present value on assets and liabilities and others, net	(26,797)	(27,313)	2%		(16,711)	(14,172)	(18%)	
Equity in gain (loss) of associates	2,567	12,021	(79%)		7,346	12,812	(43%)	
Income (loss) before income tax	(118,923)	(70,765)	(68%)		31,677	(124,752)	N/A	
Income tax	(269,063)	(143,128)	(88%)		(154,624)	(55,351)	(179%)	
Consolidated net income (loss)	(387,986)	(213,893)	(81%)		(122,946)	(180,103)	32%	
Non-controlling interest net income (loss)	44,687	6,809	556%		29,390	6,854	329%	
Controlling interest net income (loss)	(432,673)	(220,702)	(96%)		(152,337)	(186,957)	19%	
Operating EBITDA	1,251,236	1,272,793	(2%)	(1%)	730,347	702,215	4%	4%
Earnings (loss) per ADS	(0.36)	(0.18)	(98%)		(0.13)	(0.16)	20%	

	As of June 30		
BALANCE SHEET	2013	2012	% Var.
Total assets	36,583,446	38,397,127	(5%)
Cash and cash equivalents	746,281	625,081	19%
Trade receivables less allowance for doubtful accounts	2,178,453	2,169,761	0%
Other accounts receivable	492,416	466,507	6%
Inventories, net	1,250,166	1,304,872	(4%)
Other current assets	400,579	364,590	10%
Current assets	5,067,896	4,930,810	3%
Property, machinery and equipment, net	15,710,860	16,586,924	(5%)
Other assets	15,804,691	16,879,393	(6%)
Total liabilities	24,735,001	26,446,783	(6%)
Current liabilities	4,425,033	4,015,209	10%
Long-term liabilities	13,816,289	14,850,640	(7%)
Other liabilities	6,493,679	7,580,934	(14%)
Total stockholders' equity	11,848,445	11,950,344	(1%)
Non-controlling interest and perpetual instruments	1,086,848	698,499	56%
Total controlling interest	10,761,598	11,251,845	(4%)

2013 Second Quarter Results Page 9

OPERATING RESULTS

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of Mexican Pesos in nominal terms, except per ADS amounts)

	January - June			Second Quarter		
INCOME STATEMENT	2013	2012	% Var.	2013	2012	% Var.
Net sales	92,478,288	97,693,863	(5%)	50,630,523	52,475,938	(4%)
Cost of sales	(64,837,020)	(69,774,167)	7%	(34,446,683)	(36,708,422)	6%
Gross profit	27,641,268	27,919,697	(1%)	16,183,840	15,767,515	3%
Operating expenses	(18,924,277)	(19,883,232)	5%	(10,482,480)	(10,832,690)	3%
Operating earnings before other expenses, net	8,716,990	8,036,465	8%	5,701,360	4,934,825	16%
Other expenses, net	(1,580,479)	(367,879)	(330%)	(1,333,943)	(144,208)	(825%)
Operating earnings	7,136,513	7,668,586	(7%)	4,367,380	4,790,617	(9%)
Financial expense	(9,236,818)	(9,205,228)	(0%)	(4,589,074)	(4,776,790)	4%
Other financial income (expense), net	565,885	439,725	29%	529,239	(1,883,319)	N/A
Financial income	208,124	315,320	(34%)	108,389	130,648	(17%)
Results from financial instruments, net	901,507	160,789	461%	(651,337)	(215,852)	(202%)
Foreign exchange results	(205,293)	325,510	N/A	1,283,409	(1,605,513)	N/A
Effects of net present value on assets and liabilities and others, net	(338,452)	(361,894)	6%	(211,222)	(192,601)	(10%)
Equity in gain (loss) of associates	32,426	159,274	(80%)	92,858	174,119	(47%)
Income (loss) before income tax	(1,501,994)	(937,643)	(60%)	400,403	(1,695,373)	N/A
Income tax	(3,398,271)	(1,896,446)	(79%)	(1,954,446)	(752,222)	(160%)
Consolidated net income (loss)	(4,900,265)	(2,834,089)	(73%)	(1,554,044)	(2,447,595)	37%
Non-controlling interest net income (loss)	564,400	90,213	526%	371,492	93,151	299%
Controlling interest net income (loss)	(5,464,665)	(2,924,302)	(87%)	(1,925,536)	(2,540,746)	24%
Operating EBITDA	15,803,114	16,864,512	(6%)	9,231,592	9,543,096	(3%)
Earnings (loss) per ADS	(4.60)	(2.44)	(89%)	(1.61)	(2.15)	25%

	As of June 30		
BALANCE SHEET	2013	2012	% Var.
Total assets	474,121,463	512,985,619	(8%)
Cash and cash equivalents	9,671,798	8,351,076	16%
Trade receivables less allowance for doubtful accounts	28,232,752	28,988,005	(3%)
Other accounts receivable	6,381,717	6,232,528	2%
Inventories, net	16,202,151	17,433,089	(7%)
Other current assets	5,191,508	4,870,920	7%
Current assets	65,679,926	65,875,618	(0%)
Property, machinery and equipment, net	203,612,741	221,601,308	(8%)
Other assets	204,828,795	225,508,692	(9%)
Total liabilities	320,565,612	353,329,019	(9%)
Current liabilities	57,348,426	53,643,197	7%
Long-term liabilities	178,948,315	198,404,547	(10%)
Other liabilities	84,268,871	101,281,275	(17%)
Total stockholders' equity	153,555,851	159,656,600	(4%)
Non-controlling interest and perpetual instruments	14,085,547	9,331,948	51%
Total controlling interest	139,470,304	150,324,652	(7%)

2013 Second Quarter Results Page 10

OPERATING RESULTS

Operating Summary per Country

In thousands of U.S. dollars

	January - June				Second Quarter			
NET SALES	2013	2012	% Var.	like-to-like % Var. *	2013	2012	% Var.	like-to-like % Var. *
Mexico	1,626,674	1,670,216	(3%)	(7%)	847,311	832,651	2%	(5%)
U.S.A.	1,604,274	1,479,641	8%	8%	868,288	795,331	9%	9%
Northern Europe	1,845,848	1,978,007	(7%)	(6%)	1,088,199	1,099,956	(1%)	(2%)
Mediterranean	747,422	761,397	(2%)	1%	399,992	383,902	4%	7%
South, Central America and the Caribbean	1,059,271	1,053,552	1%	3%	561,489	529,178	6%	10%
Asia	304,956	270,139	13%	10%	162,398	141,906	14%	13%
Others and intercompany eliminations	*133,669*	*160,169*	*(17%)*	*(17%)*	*77,902*	*78,441*	*(1%)*	*(1%)*
TOTAL	7,322,113	7,373,122	(1%)	(1%)	4,005,579	3,861,364	4%	3%

GROSS PROFIT								
Mexico	763,274	821,414	(7%)	(11%)	395,134	413,281	(4%)	(11%)
U.S.A.	189,040	76,389	147%	147%	131,366	53,561	145%	145%
Northern Europe	396,575	442,200	(10%)	(9%)	279,383	301,655	(7%)	(8%)
Mediterranean	265,726	249,080	7%	12%	172,450	125,823	37%	42%
South, Central America and the Caribbean	495,313	497,939	(1%)	2%	251,520	242,798	4%	7%
Asia	80,520	60,162	34%	30%	48,612	39,021	25%	23%
Others and intercompany eliminations	*(1,908)*	*(40,038)*	*95%*	*95%*	*1,901*	*(15,910)*	*N/A*	*N/A*
TOTAL	2,188,541	2,107,147	4%	3%	1,280,367	1,160,229	10%	9%

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET								
Mexico	416,082	496,651	(16%)	(20%)	201,575	252,678	(20%)	(26%)
U.S.A.	(133,087)	(254,862)	48%	48%	(32,009)	(106,906)	70%	70%
Northern Europe	(15,429)	55,476	N/A	N/A	50,971	60,083	(15%)	(17%)
Mediterranean	112,907	134,148	(16%)	(9%)	67,199	66,267	1%	8%
South, Central America and the Caribbean	356,725	325,769	10%	12%	189,757	168,036	13%	17%
Asia	46,297	28,007	65%	61%	30,252	22,811	33%	31%
Others and intercompany eliminations	*(93,314)*	*(178,664)*	*48%*	*51%*	*(56,687)*	*(99,846)*	*43%*	*48%*
TOTAL	690,181	606,526	14%	15%	451,057	363,122	24%	24%

2013 Second Quarter Results Page 11

OPERATING RESULTS

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January - June				Second Quarter			
OPERATING EBITDA	2013	2012	% Var.	like-to-like % Var. *	2013	2012	% Var.	like-to-like % Var. *
Mexico	513,667	596,910	(14%)	(18%)	250,466	300,124	(17%)	(22%)
U.S.A.	99,028	2,590	3724%	3724%	80,171	26,639	201%	201%
Northern Europe	91,861	179,906	(49%)	(49%)	107,764	121,581	(11%)	(12%)
Mediterranean	167,918	193,303	(13%)	(7%)	94,194	95,791	(2%)	4%
South, Central America and the Caribbean	398,926	367,172	9%	11%	210,899	188,866	12%	15%
Asia	62,404	42,019	49%	45%	38,195	29,649	29%	27%
Others and intercompany eliminations	*(82,568)*	*(109,107)*	*24%*	*30%*	*(51,342)*	*(60,435)*	*15%*	*23%*
TOTAL	1,251,236	1,272,793	(2%)	(1%)	730,347	702,215	4%	4%

OPERATING EBITDA MARGIN	January - June 2013	January - June 2012	Second Quarter 2013	Second Quarter 2012
Mexico	31.6%	35.7%	29.6%	36.0%
U.S.A.	6.2%	0.2%	9.2%	3.3%
Northern Europe	5.0%	9.1%	9.9%	11.1%
Mediterranean	22.5%	25.4%	23.5%	25.0%
South, Central America and the Caribbean	37.7%	34.9%	37.6%	35.7%
Asia	20.5%	15.6%	23.5%	20.9%
TOTAL	17.1%	17.3%	18.2%	18.2%

2013 Second Quarter Results Page 12

OPERATING RESULTS

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - June			Second Quarter		
	2013	2012	% Var.	2013	2012	% Var.
Consolidated cement volume [1]	31,677	32,932	(4%)	17,293	17,310	(0%)
Consolidated ready-mix volume	26,282	26,687	(2%)	14,470	14,231	2%
Consolidated aggregates volume	76,203	74,796	2%	42,743	41,246	4%

Per-country volume summary

	January - June	Second Quarter	Second Quarter 2013 Vs.
DOMESTIC GRAY CEMENT VOLUME	2013 Vs. 2012	2013 Vs. 2012	First Quarter 2013
Mexico	(8%)	(7%)	10%
U.S.A.	3%	3%	22%
Northern Europe	(8%)	(4%)	69%
Mediterranean	(4%)	5%	14%
South, Central America and the Caribbean	(1%)	7%	16%
Asia	4%	6%	14%

READY-MIX VOLUME			
Mexico	(6%)	(3%)	8%
U.S.A.	11%	14%	16%
Northern Europe	(8%)	(4%)	48%
Mediterranean	5%	8%	6%
South, Central America and the Caribbean	(5%)	(1%)	15%
Asia	(1%)	8%	26%

AGGREGATES VOLUME			
Mexico	4%	7%	14%
U.S.A.	12%	8%	4%
Northern Europe	(4%)	1%	61%
Mediterranean	(2%)	1%	10%
South, Central America and the Caribbean	(1%)	6%	21%
Asia	33%	20%	29%

[1]Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

2013 Second Quarter Results Page 13

OPERATING RESULTS

Price Summary

Variation in U.S. Dollars

DOMESTIC GRAY CEMENT PRICE	January - June 2013 Vs. 2012	Second Quarter 2013 Vs. 2012	Second Quarter 2013 Vs. First Quarter 2013
Mexico	3%	5%	(2%)
U.S.A.	4%	4%	1%
Northern Europe (*)	(1%)	0%	(4%)
Mediterranean (*)	(3%)	(2%)	5%
South, Central America and the Caribbean (*)	1%	(0%)	(3%)
Asia (*)	12%	9%	(0%)
READY-MIX PRICE			
Mexico	5%	8%	2%
U.S.A.	6%	5%	1%
Northern Europe (*)	1%	3%	(5%)
Mediterranean (*)	4%	6%	4%
South, Central America and the Caribbean (*)	5%	5%	(1%)
Asia (*)	3%	5%	(1%)
AGGREGATES PRICE			
Mexico	5%	8%	(1%)
U.S.A.	1%	3%	7%
Northern Europe (*)	1%	2%	(8%)
Mediterranean (*)	8%	7%	(3%)
South, Central America and the Caribbean (*)	1%	(1%)	(3%)
Asia (*)	14%	17%	8%

(*) Volume weighted-average price.

2013 Second Quarter Results Page 14

OPERATING RESULTS

Price Summary

Variation in Local Currency

DOMESTIC GRAY CEMENT PRICE	January - June 2013 Vs. 2012	Second Quarter 2013 Vs. 2012	Second Quarter 2013 Vs. First Quarter 2013
Mexico	(2%)	(2%)	(2%)
U.S.A.	4%	4%	1%
Northern Europe (*)	(0%)	(0%)	(3%)
Mediterranean (*)	6%	7%	7%
South, Central America and the Caribbean (*)	4%	3%	(0%)
Asia (*)	9%	7%	3%
READY-MIX PRICE			
Mexico	0%	0%	2%
U.S.A.	6%	5%	1%
Northern Europe (*)	2%	2%	(4%)
Mediterranean (*)	2%	2%	3%
South, Central America and the Caribbean (*)	8%	9%	1%
Asia (*)	3%	4%	(1%)
AGGREGATES PRICE			
Mexico	0%	1%	(1%)
U.S.A.	1%	3%	7%
Northern Europe (*)	2%	2%	(7%)
Mediterranean (*)	5%	2%	(4%)
South, Central America and the Caribbean (*)	4%	3%	(0%)
Asia (*)	13%	16%	8%

(*) Volume weighted-average price.

2013 Second Quarter Results Page 15

OTHER ACTIVITIES

CEMEX launches CEMEX Global Solutions service

On July 1, 2013, CEMEX announced the launch of CEMEX Global Solutions, a service from the company which leverages over a century of industry-leading expertise to provide customers with the best value proposition in a full range of technical services for the cement, ready-mix concrete, and aggregates industry.

CEMEX Global Solutions is available around the world, with ongoing projects in several countries. By leveraging the best practices and innovations from the company's Research and Development Center in Switzerland and extracting value from its expertise as a top cement, ready-mix concrete and aggregates company, CEMEX Global Solutions is expected to provide state-of-the-art technological support across the entire building materials manufacturing process, from plant design and conceptualization to expanding capacity and upgrading equipment. This service reinforces CEMEX's commitment to suiting its customers' needs by providing them with reliable and cost-efficient solutions.

For more information about CEMEX Global Solutions and its complete offering, please visit www.cemex.com/CEMEXGlobalSolutions.

CEMEX and BirdLife launch new shared vision for nature conservation

On June 26, 2013, CEMEX in collaboration with BirdLife International developed an inspiring new publication that captures the company's approach to biodiversity conservation. The launch of this publication signals significant progress in the company's ten-year global conservation partnership with Birdlife International, the world's largest civil society partnership for nature. Supported by CEMEX's team in Switzerland, CEMEX and BirdLife have worked together since 2007 to increase the environmental sustainability of CEMEX's operations globally and minimize business risks while creating opportunities for BirdLife Partners to conserve important sites for biodiversity.

The CEMEX-BirdLife document was launched at a special event at the BirdLife World Congress, which highlighted experiences from CEMEX-BirdLife global collaborations and was represented by conservationists and practitioners from 17 nations from across the BirdLife Partnership.

The publication was timely, because BirdLife just launched its State of the World's Birds report. This important new report highlights that, globally, one in eight species is threatened with extinction, providing evidence of a rapid deterioration in the global environment that is affecting all life on Earth. The report provides cautious hope for optimism, since it indicates that the current situation can be reversed, given the will and resources, such as the innovative approaches to wildlife conservation demonstrated by the CEMEX-BirdLife Partnership.

Looking forward, CEMEX plans to establish BAP projects at additional high priority sites – identified in the CEMEX-BirdLife Scoping Study – by 2015. The company is also working with BirdLife to develop new training initiatives for CEMEX staff as part of our communications strategy, which will help generate momentum for new activities to conserve biodiversity.

CEMEX reinforces commitment to Egypt's development

On June 3, 2013, CEMEX announced that it expects to invest approximately U.S.$100 million (approximately 700 million Egyptian pounds) to significantly improve its operations in Egypt and continue supporting the country's housing, commercial and infrastructure development.

A sizable percentage of the investment will be used by the company to increase its capacity to use coal and pet coke as energy sources in its Assiut cement plant, helping to eliminate fuel subsidies by 2014. CEMEX also expects to install new waste co-processing and environmental equipment in the plant to continue reducing its emissions and to increase its alternative fuels usage. Since 2000, CEMEX has co-processed over 250,000 tons of waste in Egypt, converting them into alternative fuels. In 2010, CEMEX inaugurated a new U.S. $12 million dust filter equipped with the latest technology to reduce emissions in its Assiut cement plant.

CEMEX also expects to invest in equipment to build and promote the construction of concrete roads, which represent a more durable and cost-effective building solution. The company is already planning to support four major concrete paving projects in Egypt during 2013. In addition, the operational improvements are expected to further enhance the company's affordable housing efforts, specifically in Upper Egypt, fostering the creation of new jobs in this region.

Since 2000, CEMEX has implemented in Egypt many value-added social responsibility initiatives such as its driving safety programs, which have benefited over 20,000 drivers and its Food-for-Education program which has improved the lives of over 5,000 children and their families. Additionally, CEMEX is providing industry-leading building solutions to support Egypt's commercial and infrastructure development, such as a multiple-use complex in the heart of Cairo, and a state-of-the-art tidal barrage and hydroelectric plant in the Nile River.

CEMEX to expand capacity of Texas cement plant

On May 30, 2013, CEMEX announced that it plans to expand the production capacity at its Odessa, Texas cement plant by 345,000 metric tons to nearly 900,000 metric tons per year in order to keep pace with rapidly growing demand in its West Texas market led mainly by the oil and gas industry. By leveraging existing assets and producing value-added products, the company expects to achieve strong returns on its investment.

The demand for specialty cement products used in well construction is growing as a result of the use of more efficient extraction technologies, such as horizontal drilling and hydraulic fracturing. Oil wells using this technology typically reach depths of thousands of feet. Specialty well cement is required for the complex application and extreme conditions to which these wells are exposed.

The expansion will utilize state of the art production technology resulting in higher fuel efficiency and improved productivity. The expansion will also include an improved higher capacity load out system, allowing for a more efficient truck loading process to accommodate the region's growing demand for cement.

2013 Second Quarter Results Page 16

OTHER INFORMATION

Change in the Parent Company's functional currency

Considering the guidance under IFRS set forth by International Accounting Standard 21, The Effects of Changes in Foreign Exchange Rates ("IAS 21"), and based on changing circumstances on the net monetary position in foreign currencies of CEMEX, S.A.B. de C.V. (on a parent company only basis) resulting mainly from: a) a significant decrease in tax liabilities denominated in Mexican Pesos; b) a significant increase in its U.S. Dollar-denominated debt and other financial obligations; and c) the expected increase in U.S. Dollar-denominated intra-group administrative expenses associated with the externalization of major back office activities with IBM; effective as of January 1, 2013, CEMEX, S.A.B. de C.V., for purposes of its parent company only financial statements, was required to prospectively change its functional currency from the Mexican Peso to the U.S. Dollar, as the U.S. Dollar was determined to be the currency of CEMEX, S.A.B. de C.V.'s primary economic environment. The aforementioned change has no effect on the functional currencies of CEMEX, S.A.B. de C.V.'s subsidiaries, which continue to be the currency in the primary economic environment in which each subsidiary operates. Moreover, the reporting currency for the consolidated financial statements of CEMEX, S.A.B. de C.V. and its subsidiaries and the parent company only financial statements of CEMEX, S.A.B. de C.V. continues to be the Mexican Peso.

The main effects in CEMEX, S.A.B. de C.V.'s parent company only financial statements beginning on January 1, 2013, associated with the change in functional currency, as compared to prior years are: a) all transactions, revenues and expenses in any currency are recognized in U.S. Dollars at the exchange rates prevailing at their execution dates; b) monetary balances of CEMEX, S.A.B. de C.V. denominated in U.S. Dollars will not generate foreign currency fluctuations, while monetary balances in Mexican Pesos and other non-U.S. Dollar-denominated balances will now generate foreign currency fluctuations through CEMEX, S.A.B. de C.V.'s statement of operations; and c) the conversion option embedded in CEMEX, S.A.B. de C.V.'s Mandatory Convertible Notes denominated in Mexican Pesos will now be treated as a stand-alone derivative instrument through CEMEX, S.A.B. de C.V.'s statement of operations, while the options embedded in CEMEX, S.A.B. de C.V.'s U.S. Dollar-Denominated 2010 Optional Convertible Subordinated Notes and 2011 Optional Convertible Subordinated Notes will cease to be treated as stand-alone derivatives through CEMEX, S.A.B. de C.V.'s statement of operations. Prior period financial statements are not required to be restated.

Significant tax proceedings

In connection with the previously publicly disclosed tax proceeding related to the taxes payable in Mexico from passive income generated by foreign investments for the years 2005 and 2006 and the transitory amnesty provision, CEMEX, S.A.B. opted to enter this amnesty program and therefore there are not any tax liabilities in connection to this matter as of March 31, 2013.

Mexican Tax Reform 2010

In November 2009, the Mexican Congress approved amendments to the income tax law that became effective on January 1, 2010. The new law included changes to the tax consolidation regime that require CEMEX to, among other things, determine income taxes as if the tax consolidation provisions in Mexico did not exist from 1999 onward. These changes also required the payment of taxes on dividends between entities of the consolidated tax group (specifically, dividends paid from profits that were not taxed in the past), certain special items in the tax consolidation, as well as tax loss carryforwards generated by entities within the consolidated tax group that should have been recovered by such individual entities over the succeeding 10 years. These amendments increased the statutory income tax rate from 28% to 30% for the years 2010 to 2012, 29% for 2013, and decreased it to 28% for 2014 and future years. Pursuant to these amendments, the parent company was required to pay in 2010 (at the 30% tax rate) 25% of the tax resulting from eliminating the tax consolidation effects from 1999 to 2004, and to pay an additional 25% in 2011. The remaining 50% is required to be paid as follows: 20% in 2012, 15% in 2013, and 15% in 2014. With respect to the consolidation effects originated after 2004, these should be considered during the sixth fiscal year following their origination and are be payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15%, and 15%), and, in relation to this, the consolidation effect for 2005 has already been notified to CEMEX and considered. Applicable taxes payable as a result of the changes to the tax consolidation regime will be increased by inflation, as required by the Mexican income tax law. As of December 31, 2009, based on Interpretation 18, the parent company recognized the nominal value of estimated taxes payable in connection with these amendments of approximately US$799 million. This amount was recognized by the parent company as a tax payable on its balance sheet against "Other non-current assets" for approximately US$628 million, in connection with the net liability recognized before the new tax law and that the parent company expects to realize in connection with the payment of this tax liability; and approximately US$171 million against "Retained earnings" for the portion, according to the new law, related to: a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity; b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V.; and c) other transactions between the companies included in the tax consolidation that represented the transfer of resources within the group. In December 2010, pursuant to additional rules, the tax authorities eliminated certain aspects of the law related to the taxable amount for the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity. As a result, the parent company reduced its estimated tax payable by approximately US$235 million against a credit to "Retained earnings." In 2012, changes in the parent company's tax payable associated with the tax consolidation in Mexico are as follows (approximate US$ Millions):

	2012
Balance at the beginning of the period	$966
Income tax received from subsidiaries	$162
Restatement for the period	$58
Payments during the period	($54)
Balance at the end of the period	$1,132

In December 2012, the Federal Revenue Law (Ley Federal de Ingresos) applicable in 2013, established that the statutory income tax rate remained at 30% in 2013, then lowered it to 29% for 2014 and 28% for 2015 and future years.

As of December 31, 2012, the balance of tax loss carryforwards that have not been considered in the tax consolidation was approximately US$549 million. As of December 31, 2012, the estimated payment schedule of taxes payable resulting from these changes in the tax consolidation regime in Mexico were as follows (approximate amounts in millions of US dollars):

2013	$157*
2014	$200
2015	$209
2016	$173
2017	$176
2018 and thereafter	$217
	1,132

* This payment was made in March 2013.

Egypt Share Purchase Agreement

Further to the decision by a court of first instance in Assiut, Egypt, regarding the annulment of the Share Purchase Agreement signed in 1999 pursuant to which CEMEX acquired Assiut Cement Company, and in relation to the appeal that was filed by Assiut Cement Company, a hearing was held on June 16, 2013 and the next hearing is scheduled to take place on September 16, 2013.

Antitrust investigations in Europe by the European Commission

Regarding the formal proceedings against CEMEX and the other companies related to the antitrust investigations in Europe by the European Commission, the hearings for CEMEX and the other companies being investigated were completed in April 2013. We currently expect that the judgement will be rendered before September 2013.

2013 Second Quarter Results Page 17

OTHER INFORMATION

Investigations in the UK

Regarding the Market Investigation commenced by the United Kingdom Competition Commission into the supply or acquisition of cement, ready-mix concrete and aggregates for the period from 2007 to 2011, by June 12, 2013 all interested parties to the investigation responded to the provisional findings and notice of possible remedies issued in May 2013. We currently expect the final findings and remedies to be issued in January 2014.

Tax Matters Colombia

CEMEX Colombia, S.A. has reached a settlement with the Colombian Tax Authority (Dirección de Impuestos) regarding its 2007 and 2008 year-end tax return The amount paid in connection with the settlement corresponding to the 2007 and 2008 was 47,111,330,000 Colombian pesos (US$24.4 million as of June 30, 2013, based on an exchange rate of COP 1,929 to US$1.00). We are currently waiting for the resolution regarding the settlement to be fully signed.

2013 Second Quarter Results Page 18

DEFINITIONS OF TERMS AND DISCLOSURES

Methodology for translation, consolidation, and presentation of results

Under IFRS, beginning January 1, 2008, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader's convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for the second quarter of 2013 and the second quarter of 2012 are 12.64 and 13.59 Mexican pesos per US dollar, respectively.

Per-country/region figures are presented in US dollars for the reader's convenience. Figures presented in US dollars for Mexico, as of June 30, 2013, and June 30, 2012, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding average exchange rates for 2013 and 2012, provided below.

Breakdown of regions

Northern Europe includes operations in Austria, the Czech Republic, France, Germany, Hungary, Ireland, Latvia, Poland, and the United Kingdom, as well as trading operations in several Nordic countries.

The Mediterranean region includes operations in Croatia, Egypt, Israel, Spain, and the United Arab Emirates.

The South, Central America and the Caribbean region includes CEMEX's operations in Argentina, Bahamas, Brazil, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Haiti, Jamaica, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

The Asia region includes operations in Bangladesh, China, Malaysia, the Philippines, Taiwan, and Thailand.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Strategic capital expenditures investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Earnings per ADS

The number of average ADSs outstanding used for the calculation of earnings per ADS was 1,168.9 million for the second quarter of 2013; 1,167.8 million for year-to-date 2013; 1,157.9 million for the second quarter of 2012; and 1,157.0 million for year-to-date 2012.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued as a result of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - June		Second Quarter	
	2013 Average	2012 Average	2013 Average	2012 Average
Mexican peso	12.63	13.25	12.64	13.59
Euro	0.7625	0.7677	0.7661	0.7842
British pound	0.6516	0.6312	0.653	0.6324

Amounts provided in units of local currency per US dollar.

2013 Second Quarter Results Page 19